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                                February 28, 2024

       Tak Chun Wong
       Chief Executive Officer
       AFB Limited
       R27 3/F, New Timely Building
       497 Castle Peak Road, Lai Chi Kok
       Kowloon, Hong Kong

                                                        Re: AFB Limited
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 1,
2024
                                                            File No. 333-276184

       Dear Tak Chun Wong:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1 Filed February 1, 2024

       Cover Page

   1. We note your response to prior comment 2 and revised disclosure indicating that the
                                                        Chinese government
disallowing your operations in Hong Kong "could lead to a
                                                        significant alteration
in our operations..." Please revise this statement to reflect that such a prohibition "would
likely" result in a "material change" in your operations and/or the value of the securities
you are registering for sale. Additionally, please remove the reference "[i]n a
worst-case scenario" and provide a cross-reference to your detailed discussion of risks
facing the company and the offering as a result of this structure.
   2. We note your revised risk factor disclosure in response to prior comment 3. Please revise to provide this
disclosure directly on the cover page. In revising, please prominently state
 Tak Chun Wong
FirstName LastNameTak Chun Wong
AFB Limited
Comapany28,
February  NameAFB
            2024   Limited
February
Page 2 28, 2024 Page 2
FirstName LastName
         that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong. Further, we note your statement that actions by China's government regarding VIEs, data security, and anti-monopoly concerns
         "may impact" your ability to conduct business, accept foreign investments, or list on a
         U.S. or other foreign exchange. Please explain how they may do so.
3. We note your revised disclosure in response to prior comment 4, particularly the inclusion of laws related to data security and antimonopoly concerns in the list of Hong Kong laws and regulations applicable to the company. Disclose on the prospectus cover page how these particular regulatory actions have or may impact your ability to conduct your business, accept foreign investment, or list on a U.S. or foreign exchange.
         Additionally, where you list applicable Hong Kong data security regulations in the risk factor on page 6, please explain how this oversight impacts the company's business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
4. We note your response to prior comment 6. Where you disclose that there is currently no limitation on the use of your funds here and on pages 2 and 17, please further state that to the extent cash in the business is in the PRC or Hong Kong, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on your ability to transfer cash. Provide this disclosure in the summary risk factor and risk factors sections as well, and provide cross-references to these other discussions on the cover page. Additionally, please clarify whether the discussion of limitations on the "use"
         of your funds is intended to reference your ability to transfer cash across borders and to
         U.S. investors. If so, revise to state as much on the cover page and pages 2 and 17.
Prospectus Summary, page 1

5. We note your response to prior comment 9. Please revise to include your response early in the Prospectus Summary.
Our Offering, page 2

6. We note your response to prior comment 11 and reissue in part. Please revise to add a summary (i.e., a series of concise, bulleted or numbered statements) of the risks that are described in the Risk Factors section of the prospectus. Each summary risk factor should include a cross-reference to the relevant individual risk factor. In this summary of risk factors, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
 Tak Chun Wong
FirstName LastNameTak Chun Wong
AFB Limited
Comapany28,
February  NameAFB
            2024   Limited
February
Page 3 28, 2024 Page 3
FirstName LastName
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors
Risks Relating to Our Company and Our Industry
AFB Limited is a Nevada entity with no subsidiaries, and is conducting business..., page 4

7. We note your response to prior comment 15. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, please further revise this risk factor to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, we note that your disclosure only addresses the Trial Measures promulgated by the China
         Securities Regulatory Commission (CSRC).
Permission or approval from Hong Kong or Chinese Authorities, page 6

8. We note your amended disclosure in response to prior comments 12 and 13, including that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from Hong Kong or
         Chinese authorities to operate your business and to offer securities to foreign investors. If true, please state as much and explain why such an opinion was not obtained.
         Additionally, discuss how you came to the conclusion that such permissions and approvals are not required, including your conclusion with respect to the Trial Measures. Please also provide the disclosure in this risk factor, as well as the disclosure regarding the applicability of the Trial Measures promulgated by the CSRC on page 17, in the prospectus summary.
Management's Discussion and Analysis, page 14

9. We note your response to prior comment 19. Please further revise to remove the reference to Section 21E of the Securities Exchange Act of 1934 from page 14. Description of Business
Current Business Operations
Nature, Scope and Procedure of Services, page 16

10. We note your response to prior comment 21 and reissue in part. Please reconcile your statement on page F-7 that the company's revenue "...is generated through provision of website development and design services to customers," with your disclosure in the
         Description of Business section that states that you are presently capable of "plan[ning]
         and implement[ing] paid advertising campaigns," "implement[ing] advanced analytics
 Tak Chun Wong
AFB Limited
February 28, 2024
Page 4
         tools," and "regularly compil[ing] comprehensive reports." For example, if any of the particular services described under "Current Business Operations" have not yet been provided to any of the company's customers to date, please revise to indicate as much.
Description of Securities
Rights of Shareholders, page 21

11. We note your response to prior comment 25 and disclosure that rights of common stock holders not set forth within your Articles of Incorporation and/or By-Laws default to those provided under Nevada corporate law. Please further revise to identify provisions of either your governing documents or Nevada law, as applicable, regarding the other rights specified in Item 202(a)(1) of Regulation S-K, such as dividend and liquidation rights.
Certain Relationships and Related Transactions, page 26

12. We note your response to prior comment 27 and reissue in part. Revise to include the approximate dollar value of Mr. Wong's office space used at no cost. Refer to Item 404(d)
         and Item 404(a)(3) of Regulation S-K. Additionally, you disclose here that there is an outstanding $3,504 loan to Mr. Wong, but page 17 states that "expenses paid by the director on behalf of the company amounted to $3,504." Please clarify whether the $3,504 amount is a loan from the company to Mr. Wong or from Mr. Wong to the company, as well as whether the $2,204 advance from Mr. Wong to the company also disclosed in this section is still outstanding.
Financial Statements, page F-1

13. Please update your financial statements as appropriate pursuant to Rule 8-08 of
         Regulation S-X.
General

14. We note your response to prior comment 30 and reissue in part. Please include a separate
       "Enforceability" section identifying your sole director and officer and disclosing whether investors may bring actions under the civil liability provisions of the U.S. federal securities laws against them and whether investors may enforce these civil liability provisions when the assets of the company or its officer and directors are located outside of the United States. This section should address the ability to effect service of process,
FirstName LastNameTak Chun Wong
       enforce judgments obtained in U.S. courts against foreign persons, enforce in foreign
Comapany    NameAFB
       courts  judgments Limited
                           of U.S. courts, and bring an original action in a
foreign court to enforce
February 28, 2024 Page 4 officer and director based upon the U.S. federal securities laws.
       liabilities against the
FirstName LastName
 Tak Chun Wong
FirstName LastNameTak Chun Wong
AFB Limited
Comapany28,
February  NameAFB
            2024   Limited
February
Page 5 28, 2024 Page 5
FirstName LastName
       Please contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services